Exhibit 99.1

ROYAL STANDARD MINERALS INC. C.U.S.I.P # 780919106 NEWS RELEASE May 8, 2012	OTCBB:RYSMF

ROYAL STANDARD SECURES US$2,000,000 LOAN EXTENSION FROM
WATERTON GLOBAL VALUE

Toronto, Ontario – May 8, 2012 – Royal Standard Minerals Inc. (OTCBB: RYSMF) (the “Company” or “Royal Standard”) is pleased to announce that it has secured a loan extension from Waterton Global Value, L.P. (“Waterton”).

The loan extension is intended to enable Royal Standard to build on the positive momentum acquired in recent months.  In December 2011, the Company announced a strengthened board and management team and has since achieved several milestones, including the commissioning of the Mill at Goldwedge, the Company’s flagship project.

Philip Gross, Interim President and Chief Executive Officer of Royal Standard Minerals, stated, “We appreciate the ongoing support of Waterton.  This loan extension will provide the resources we need to continue on our path of growth, and further secure the Company’s determination to join the ranks of Nevada gold producers in the coming months.”

Cheryl Brandon, Portfolio Manager at Waterton, stated, “We are pleased with the underground development and the commissioning of the Mill at Goldwedge. We look forward to continuing to support Royal Standard as it advances toward commercial production and as it explores its additional assets, which we believe to have great potential.”

As consideration for the US$2,000,000 loan extension, the Company will provide Waterton: (i) an additional 1% net smelter return royalty (“NSR”) on the Pinon property, bringing the total NSR on that property to 2.25%; (ii) a 2% NSR on the Fondaway Canyon property; and (iii) a 2% commitment fee, payable at closing. Other than as described in this press release, the terms and conditions of the loan will remain the same.

About Royal Standard Minerals Inc.
Royal Standard Minerals is a junior mining and exploration company with multiple high quality gold projects in Nevada, USA. The Company’s flagship, Goldwedge Mine, is located southeast of the Round Mountain gold mine in central Nevada. Royal Standard explores and develops gold and polymetallic properties.  The Company’s current portfolio of gold exploration projects includes Fondaway Canyon, Pinon, and Dixie Comstock. The Company intends to aggressively explore and develop its

Nevada gold projects and acquire additional prospective gold properties, to create a development pipeline that can fuel further growth.

For more information please visit www.royalstandardminerals.com or contact:

Nisha Hasan, Investor Relations
TMX Equicom
Tel: 416-815-0700 ext. 258
E: nhasan@equicomgroup.com

OR

Adena Philips, Corporate Strategy
Royal Standard Minerals
aphilips@manhattanminerals.com

Disclaimer for Forward-Looking Information
This news release contains forward-looking statements, including about current expectations on the timing of project development. These forward-looking statements entail various risks and uncertainties that could cause actual results may differ materially from those reflected in these forward-looking statements. Such statements are based on current expectations, are subject to a number of uncertainties and risks, and actual results may differ materially from those contained in such statements. These uncertainties and risks include, but are not limited to, the strength of the Canadian and US economy; the price of gold; operational, funding and liquidity risks; the degree to which mineral resource estimates are reflective of actual mineral resources; the degree to which factors which would make a mineral deposit commercially viable are present; the risks and hazards associated with underground operations. Risks and uncertainties about Royal Standard’s business are more fully discussed in the Company’s disclosure materials filed with the securities regulatory authorities in Canada and available at www.sedar.com . Readers are urged to read these materials. Royal Standard assumes no obligation to update any forward-looking statement or to update the reasons why actual results could differ from such statements unless required by law.